CUSIP No. 26414D106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Duckhorn Portfolio, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

26414D106

(CUSIP Number)

December 31, 2022

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26701L100

1	Name of Reporting Person: Mallard Holdco, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 68,147,261
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 68,147,261
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 68,147,261
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 59.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 26414D106

AMENDMENT NO. 1 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Person with respect to the Issuer’s Common Stock on February 4, 2022 (the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following item of the Schedule 13G is hereby amended and restated as follows:

Item 4.    Ownership:

(a) through (c):

The information requested in these paragraphs is incorporated herein by reference to the cover page to this Amendment No. 1 to Schedule 13G. Ownership is stated as of December 31, 2022 and percentage ownership is based on 115,184,193 shares of Common Stock outstanding as of November 30, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended October 31, 2022 filed with the Securities and Exchange Commission on December 7, 2022. The reported ownership does not include 403,592 shares of Common Stock held by TSG7 A L.P., an indirect member in Mallard Holdco, LLC.

CUSIP No. 26701L100

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

MALLARD HOLDCO, LLC

By:	/s/ Daniel Costello
Name: Daniel Costello
Title: Manager

4